Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : www.melco-group.com

(Stock Code : 200)

CONNECTED TRANSACTION

GRANT OF RESTRICTED SHARES TO A CONNECTED PERSON

BY A LISTED SUBSIDIARY –

MELCO RESORTS & ENTERTAINMENT LIMITED

The Board announces that on 6 September 2022 (US Eastern Standard Time), Melco Resorts granted Restricted Shares in respect of 992,064 ADSs (equivalent to 2,976,192 Melco Resorts Shares) to Mr. Winkler under the Melco Resorts Share Incentive Plan.

Grant of Restricted Shares to Mr. Winkler by Melco Resorts

The Board announces that on 6 September 2022 (US Eastern Standard Time), Melco Resorts granted Restricted Shares in respect of 992,064 ADSs (equivalent to 2,976,192 Melco Resorts Shares) to Mr. Winkler under the Melco Resorts Share Incentive Plan.

Pursuant to the Melco Resorts Share Incentive Plan, the Restricted Shares, when issued and fully paid, shall rank pari passu among themselves and with those shares in issue, and will vest to Mr. Winkler on the Vesting Dates. The Restricted Shares granted are not transferable and may not be sold, pledged or otherwise transferred until vested.

The Restricted Shares granted represent approximately 0.22% of Melco Resorts’ issued shares as at the date of this announcement, and vested and will be vested to Mr. Winkler in three tranches, as to 330,688 ADSs (equivalent to 992,064 Melco Resorts Shares) on 6 September 2022, 330,688 ADSs (equivalent to 992,064 Melco Resorts Shares) on 15 February 2023 and 330,688 ADSs (equivalent to 992,064 Melco Resorts Shares) on 15 May 2023, respectively.

Based on the closing price of US$5.04 per ADS as quoted on the Nasdaq Global Select Market on 6 September 2022, the market value of the Restricted Shares granted to Mr. Winkler is approximately US$5,000,000 (equivalent to approximately HK$39,000,000).

The number of Restricted Shares granted to Mr. Winkler is determined with reference to his duties and responsibilities as the President of Melco Resorts.

Reasons for and Benefits of the Grant

The grant of Restricted Shares to Mr. Winkler is an equity grant for his new employment arrangement with Melco Resorts, while he continues with his roles as the President and Managing Director of the Company with no further remuneration from the Company for performing those roles. The purpose of the aforesaid grant of Restricted Shares to Mr. Winkler is for incentivizing and motivating him to strive for the future development of the Melco Resorts Group and its businesses.

The Directors (including the independent non-executive Directors) consider that the terms of the grant of Restricted Shares by Melco Resorts to Mr. Winkler are fair and reasonable, that the grant is on normal commercial terms or better (as far as the Company is concerned) and in the ordinary and usual course of business of the Group, and that the grant is in the interests of the Company and its shareholders as a whole.

The Company confirms that Mr. Winkler, who has a material interest in the aforesaid grant of Restricted Shares to him, abstained from voting on the resolution in relation to such grant. None of the other Directors has a material interest, or otherwise is required to abstain from voting on, the Board resolution in relation to such grant.

Information about Melco Resorts and the Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

Melco Resorts is a developer, owner and operator of integrated resort facilities in Asia and Europe. The ADSs of Melco Resorts are listed on the Nasdaq Global Select Market in the US. As at the date of this announcement, Melco Resorts is a subsidiary of the Company.

Melco Resorts will continue to be a subsidiary of the Company following the aforesaid grant of Restricted Shares to Mr. Winkler.

For the financial year ended 31 December 2021, Melco Resorts’ audited loss before taxation was approximately US$953,579,000 (equivalent to approximately HK$7,437,916,200) and Melco Resorts’ audited loss after taxation was approximately US$956,464,000 (equivalent to approximately HK$7,460,419,200).

For the financial year ended 31 December 2020, Melco Resorts’ audited loss before taxation was approximately US$1,457,527,000 (equivalent to approximately HK$11,368,710,600) and Melco Resorts’ audited loss after taxation was approximately US$1,454,614,000 (equivalent to approximately HK$11,345,989,200).

As at 31 December 2021, Melco Resorts’ audited net asset value was approximately US$819,885,000 (equivalent to approximately HK$6,395,103,000).

The Group measures the cost of Restricted Shares to Mr. Winkler based on the grant date fair value and will recognize such cost over the vesting period.

Implications under the Listing Rules

Mr. Winkler is the President and Managing Director of the Company. He is also the President of Melco Resorts. As such, Mr. Winkler is a connected person of the Company, and the grant of Restricted Shares to Mr. Winkler constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Based on the closing price of US$5.04 per ADS as quoted on the Nasdaq Global Select Market on 6 September 2022 and the number of Restricted Shares granted to Mr. Winkler, one or more applicable percentage ratios is 0.1% or more but each of the applicable percentage ratios is less than 5%. Accordingly, the aforementioned grant of Restricted Shares to Mr. Winkler is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American depositary shares of Melco Resorts

“Board”	the board of Directors

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Melco Resorts”	Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, with its ADSs listed on the Nasdaq Global Select Market in the US

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Melco Resorts Shares”	shares of Melco Resorts, three of which are equivalent to one ADS

“Melco Resorts Share Incentive Plan”	a share incentive plan adopted by Melco Resorts effective from 6 December 2021

“Mr. Winkler”	Mr. Winkler, President and Managing Director of the Company

“Restricted Shares”	restricted Melco Resorts Shares awarded under Melco Resorts Share Incentive Plan

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US”	The United States of America

“US$”	United States dollars, the lawful currency of the US

“Vesting Dates”	6 September 2022, 15 February 2023 and 15 May 2023

“%”	per cent.

By Order of the Board of
Melco International Development Limited
Leung Hoi Wai, Vincent
Company Secretary

Hong Kong, 7 September 2022

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; one Non-executive Director, namely Mr. Ng Ching Wo; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.

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